Monthly Report - September, 2017

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $          100,635       15,847,912
Change in unrealized gain (loss) on open          (3,672,801)      (6,167,373)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0                0
      obligations
   Change in unrealized gain (loss) from U.S.        (28,359)         (13,416)
      Treasury obligations
Interest Income 			              161,534        1,200,792
Foreign exchange gain (loss) on margin deposits      (74,346)          711,081
				                 ------------    -------------
Total: Income 				          (3,513,337)       11,578,996

Expenses:
   Brokerage commissions 		              938,597        8,881,139
   Management fee 			               47,982          405,020
   20.0% New Trading Profit Share 	            (111,819)          136,465
   Custody fees 		       	               10,177           31,366
   Administrative expense 	       	               98,642          891,498
					         ------------    -------------
Total: Expenses 		                      983,579       10,345,488
Net Income(Loss)			   $      (4,496,916)        1,233,508
for September, 2017

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (171,393.166    $     4,668,314    213,628,326    218,296,640
units) at August 31, 2017
Addition of 		 	          1,079      1,056,431      1,057,510
706.383 units on September 1, 2017
Redemption of 		 	              0    (2,675,169)    (2,675,169)
(2,126.260) units on  September 30, 2017*
Net Income (Loss)               $      (78,079)    (4,418,837)    (4,496,916)
for September, 2017
         			   -------------   -------------   -----------


Net Asset Value at September 30, 2017
(170,026.378 units inclusive
of 53.089 additional units) 	      4,591,314    207,590,751    212,182,065
				  =============  ============= ==============


		GLOBAL MACRO TRUST September 2017 UPDATE
                      Year to Date     Net Asset
Series	  September ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1     (2.19)% 	 (0.25)%  $    1,193.10	  149,046.092 $   177,827,131
Series 2     (1.47)% 	   2.55%  $    1,584.59	   17,710.682 $    28,064,197
Series 3     (1.67)% 	   4.62%  $    1,924.01	    3,269.604 $     6,290,737

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, co-chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




					October 16, 2017
Dear Investor:

Record highs in U.S. stock markets could not hold back the effects of tumbling treasuries and safe-haven assets declining. Losses were sustained primarily from long interest rate futures positions, although currency forwards and grains also finished the month with minor losses. On the other hand, stock index futures trading was profitable. Trading of commodities, including each of energy, metal, softs and livestock, was nearly flat.

Persistent indications that major central banks--the Federal Reserve, ECB, and Bank of England--would raise official rates and reduce balance sheets in order to lower monetary accommodation, continued expansion in global growth, rising energy prices, and incipient signs of a pickup in general inflation boosted interest rates and depressed prices of interest rate futures. Long positions in most Continental European, U.K., Canadian, Australian, Japanese and U.S. notes, bonds, and short-term interest rate futures were unprofitable.

Even though the dollar made some headway in September, currency trading remained unsettled. Losses on short U.S. dollar trades versus the currencies of Australia, India, and Mexico marginally outweighed the gains from a long dollar/short yen position, and from a short dollar/long
New Zealand dollar trade. Long euro positions relative to Sweden and Norway currencies were also marginally profitable.

Grain prices were mixed and losses on short wheat and soybean positions outpaced small gains on short positions in corn and bean oil.

Equity markets have been oscillating between risk-on and risk-off since early August. In the absence of bad news, risk-on seemed to be the theme during September. Investors piled into riskier assets after Hurricane Irma wreaked less damage than forecast and North Korea failed to exacerbate tensions. Expanding global growth, increasing corporate profits and continuing accommodation in monetary policy led to further gains from most long equity futures positions. Chancellor Merkel's election victory in Germany added to the positive environment for European equities, and rising oil prices aided the energy sector. The big story, however, was U.S. stock markets summiting to record highs. The S&P 500 climbed above 2,500 and the DJIA topped 22,000. The NASDAQ and Russell 2000 also set records. Long positions in U.S., euro zone, and Japanese equity futures were profitable. A short Vix trade made money. Meanwhile, trading of Australian and British stock futures were unprofitable.

With producers discussing extending output cuts and the International Energy Agency stating that demand will climb this year by the most since 2015, it was perhaps no surprise that Texas intermediate crude saw its highest price per barrel since May. Gains on long futures positions in London gas oil, Brent crude and heating oil offset losses on short positions in WTI crude and natural gas.

Metals trading was mixed. Profits on short positions in silver and platinum balanced losses on long positions in copper and gold.

Small gains on short positions in coffee and sugar were comparable to losses trading cotton. Livestock trading was also flat.


				   Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman